

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Brandon E. Lacoff
Chief Executive Officer
Belpointe PREP, LLC
255 Glenville Road
Greenwich, Connecticut 06831

> **Re: Belpointe PREP, LLC**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed July 16, 2021**
> **File No. 333-255424**

Dear Mr. Lacoff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 19, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-11 filed July 16, 2021

Unaudited Pro Forma Consolidated Financial Statements
Note B. 1991 Main, page 100

1.   Please expand your disclosure to more thoroughly describe the terms of the QOZB sale, including the amount and form of consideration you expect to receive as a result of the transaction. In that regard, it appears that you intend to acquire a $23 million loan receivable as part of the transaction. Your expanded disclosure should include a discussion of the terms of the loan. Additionally, your disclosure should discuss whether you expect to retain sufficient continuing involvement in the QOZB assets such that you will not meet the criteria to derecognize the assets.

<u>Note E. The Offer, Conversion and Merger, page 101</u>

2.   Please expand your disclosure to more clearly describe the net assets you expect to acquire as a result of the acquisition of Belpointe REIT and the purpose for the transaction. In that regard, we note that you intend to dispose of substantially all of the real estate assets of Belpointe REIT promptly after the acquisition transaction.

      You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Vanessa Schoenthaler, Esq.